

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2021

Benjamin Slager
Chief Executive Officer
Alliance BioEnergy Plus, Inc.
3710 Buckeye Street, Suite 120
Palm Beach Gardens, FL 33410

> **Re: Alliance BioEnergy Plus, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed March 12, 2021**
> **File No. 000-54942**

Dear Mr. Slager:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed March 12, 2021

Item 6. Executive Compensation, page 21

1.   We note that each of Messrs. Slager and Santelli has entered into an employment agreement with you. Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to such employment agreements, including describing severance payments and benefits due upon termination of employment.

Financial Statements, page F-1

2.   We note that your Form 10-12G/A was filed more than 45 days after your December 31, 2020 year end. If you cannot confirm that you will report pretax income for the year ended December 31, 2020, the interim financial statements for September 30, 2020 were stale as the time your registration statement went effective. If this is the case, please amend your Form 10-12G as soon as practicable to include audited financial statements as of and for the year ended December 31, 2020 and update the other financial disclosures

throughout the filing. Refer to Rule 8-08(b) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rob Diener, Esq.